Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 6 DATED APRIL 2, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 1 dated December 10, 2003, Supplement No. 2 dated January 12, 2004, Supplement No. 3 dated February 12, 2004, Supplement No. 4 dated March 12, 2004, and Supplement No. 5 dated March 29, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the increase in REIT II’s dividend rate;

•	the acquisition of two single-story engineering buildings containing an aggregate of approximately 169,000 rentable square feet in Allen Park, Michigan; and

•	the acquisition of two six-story office buildings containing approximately 310,000 rentable square feet in Manhattan Beach, California.

Declaration of Dividends

On March 29, 2004, our board of directors increased the dividend rate from an amount equal to a 2.5% annualized return on an investment of $10 per share to a 5.0% annualized rate. Our dividends for the period from April 1, 2004 to June 15, 2004 are calculated on a daily record basis of $0.001366 per day per share. This dividend will be paid in June 2004, along with the dividends earned for the period from March 16, 2004 through March 31, 2004. The record dates for determining stockholders entitled to receive payment of the most recently declared dividend will commence on the close of business on April 1, 2004 and will continue for each day thereafter through and including June 15, 2004.

As stated in the Prospectus, we may receive income from rents or interest at various times during our fiscal year. Dividends may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds from operations in an attempt to make dividends relatively uniform. We may borrow money, issue securities or sell assets in order to make dividend distributions.

Acquisition of Republic Drive Buildings

On March 31, 2004, we purchased two single-story engineering buildings containing an aggregate of approximately 169,000 rentable square feet (the “Republic Drive Buildings”). The Republic Drive Buildings are located on an approximate 20-acre tract of land at 333 Republic Drive and 777 Republic Drive, Allen Park, Michigan. The aggregate purchase price of the Republic Drive Buildings was approximately $18.9 million, plus closing costs. The acquisition was entirely funded with proceeds from the $175.0 million secured bridge facility with Bank of America, N.A. The Republic Drive Buildings were purchased from Ford Motor Land Development Corporation (“Ford”), which is not affiliated with us or Wells Capital, Inc. Ford has a right of first offer to purchase the Republic Drive Buildings should we decide to sell the buildings in the future.

The Republic Drive Buildings, which were constructed in 2000, are 100% leased under a net lease to Roush Industries, Inc. (“Roush”). Roush manufactures parts and provides engineering, management and prototype services to the automotive, electronics, sports equipment and motorsports industries. Roush employs approximately 2,000 people and operates over 50 facilities in the United States, Mexico and Great Britain. The current annual base rent payable under the Roush lease, which expires in 2010, is approximately $1.9 million. Roush has the right, at its option, to extend the initial term of the lease for two additional five-year periods. Roush currently self-manages the Republic Drive Buildings.

We do not intend to make significant renovations or improvements to the Republic Drive Buildings in the near term. We believe that the Republic Drive Buildings are adequately insured.

Acquisition of the Manhattan Towers Property

On April 2, 2004, we purchased two six-story office buildings containing approximately 310,000 rentable square feet (the “Manhattan Towers Property”). The Manhattan Towers Property is located on an approximate 5.1-acre parcel of land at 1230 and 1240 Rosecrans Avenue in Manhattan Beach, California. The purchase price of the Manhattan Towers Property was approximately $89.9 million, plus closing costs. The acquisition was entirely funded with proceeds from the $175.0 million, secured bridge facility with Bank of America, N.A. The Manhattan Towers Property was purchased from HSOV Manhattan Towers, L.P., which is not affiliated with us or Wells Capital, Inc.

The Manhattan Towers Property, which was completed in 1985 and renovated in 2001, is leased to Northrop Grumman Space and Mission Systems Corporation (“Northrop”) (approximately 76%) and various other office and retail tenants (approximately 23%). Approximately 1% of the Manhattan Towers Property is currently vacant.

Northrop is the combination of two operating segments within Northrop Grumman Corporation (“Northrop Grumman”), the nation’s second-largest defense contractor. Headquartered in Los Angeles, California, Northrop Grumman provides technologically advanced, innovative products, services and solutions in systems integration, defense electronics, information technology, advanced aircraft, shipbuilding and space technology. With approximately 120,000 employees and operations in all 50 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers. Northrop Grumman reported a net worth, as of December 31, 2003, of approximately $15.8 billion.

The current aggregate annual base rent for Northrop and the 17 additional tenants in the Manhattan Towers Property is approximately $6.5 million. The current weighted average remaining lease term for all tenants in the buildings is approximately six years. Northrop has the right, at its option, to extend the initial term of its lease for two additional five-year periods. Northrop has the right to terminate approximately 11% of its space, or approximately 24,902 square feet, effective December 2006 or December 2007 for a termination fee equal to the sum of unamortized tenant improvements and leasing commissions and nine months of base rent, parking rent and the tenant’s proportionate share of operating expenses and real estate taxes related to the terminated space.

Hines Interests L.P., which is not affiliated with us or Wells Capital, Inc., is the current on-site property manager for the Manhattan Towers Property. We do not intend to make significant renovations or improvements to the Manhattan Towers Property in the near term. We believe that the Manhattan Towers Property is adequately insured.